July 28, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:   SYS
        Registration Statement on Form SB-2
        File No. 333-126065

Dear Ms. Jacobs:

SYS hereby requests acceleration of the effective date of the above-referenced Registration Statement to 9:00 a.m. Eastern Daylight Time on Tuesday, August 2, 2005.

SYS acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SYS from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  SYS may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 858-715-5500 if you have any questions.

Very truly yours,

SYS

By:   /s/ Edward M. Lake
        Edward M. Lake,
        Chief Financial Officer

cc:    Maryse Mills-Apenteng